UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of August 2006
Commission File Number 1—13522

China Yuchai International Limited
(Translation of Registrant’s name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the “Company” or “CYI”) included in the Company’s Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”).
Other Events
1.	Thakral Corporation Ltd (“TCL”)
On August 15, 2006, DBS Bank Ltd (“DBS Bank”) announced in Singapore, for and on behalf of Venture Delta Limited (“Venture”), an indirect wholly-owned subsidiary of CYI, that Venture will make mandatory conditional cash offers (the “Offers”) to acquire (a) all the issued ordinary shares in the capital of TCL (“Shares”), a company listed on the Singapore Exchange Securities Trading Limited, and (b) all the outstanding unsecured 2% convertible bonds due 2009 in the denomination of S$0.80 each issued by TCL (“Convertible Bonds”); in each case, other than those already owned, controlled or agreed to be acquired by Venture.
On August 15, 2006, Venture exercised its right to convert all of its 52,933,440 Convertible Bonds into 529,334,400 new ordinary shares in the capital of TCL (the “New Shares”). Upon the issue of the New Shares, Venture will own or control an aggregate of 898,990,352 Shares, representing approximately 36.70% of the total number of Shares in issue following the conversion. As a consequence of such conversion and in accordance with the requirements of The Singapore Code on Take-overs and Mergers (the “Singapore Code”), Venture is required to make the Offers.
The Offers will be made at the price of S$0.08 for each Share and S$0.80 for each Convertible Bond. Assuming full acceptance by TCL security holders pursuant to the Offers, and assuming that all outstanding options under the Thakral Corporation Employees’ Share Option Scheme 2001 are validly exercised into new Shares prior to the close of the share offer, the total consideration payable in cash by Venture would be approximately S$140.8 million (approximately US$89.2 million based on an exchange rate of S$1.5785 to US$1.00).
The Offers will be made subject to the following conditions:-
(a)	Shares:- The offer for the Shares will be conditional upon Venture having received, by the close of the share offer, valid acceptances by TCL shareholders in respect of such number of Shares which when taken together with the Shares owned, controlled or agreed to be acquired by Venture and parties acting in concert with it (together, the “Venture Concert Parties Group”) will result in the Venture Concert Parties Group holding such number of Shares carrying more than 50% of the voting rights attributable to the issued Shares in the capital of TCL as at the close of the share offer.

(b)	Convertible Bonds:- The offer for the Convertible Bonds will be conditional upon the offer for the Shares referred to in paragraph (a) above becoming or being declared unconditional as to acceptances.
The Offers will be made pursuant to the offer document containing the terms and conditions of the Offers (the “Offer Document”) and the form(s) of acceptance accompanying the Offer Document. Venture and DBS Bank will not distribute or circulate the Offer Document and the form(s) of acceptance in the United States.

2.	New bank facility
On March 31, 2006, CYI entered into a secured term loan facility with a bank in Singapore for up to S$110.0 million (approximately US$69.7 million). The facility is available for drawdown until September 30, 2006 and may be utilized by CYI to finance (in part) the Offers that Venture will make for the securities of TCL in accordance with the requirements of the Singapore Code. The terms of the facility require, among other things, that Hong Leong Asia Ltd (“HLA”) retains ownership of CYI’s special share and that CYI remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to CYI’s tangible net worth and net gearing ratio throughout the tenor of the facility, as well as negative pledge provisions and customary drawdown requirements and events of default.
3.	Responsibility Statement
The directors of CYI (including those who may have delegated detailed supervision of this Report) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Report are fair and accurate and that no material facts have been omitted from this Report, and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to TCL and its subsidiaries), the sole responsibility of the directors of CYI has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: August 15, 2006

CHINA YUCHAI INTERNATIONAL LIMITED
By:	/s/ Philip Ting Sii Tien
Name:	Philip Ting Sii Tien
Title:	Chief Financial Officer and Director

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